UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act Of 1934

FOR THE MONTH OF FEBRUARY 2010

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Page
Signature	3
Exhibit Index	4

EX-99.1 Press Release of the Company, dated February 11, 2010, announcing fourth quarter results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINYUAN REAL ESTATE CO., LTD.

By:	/S/ THOMAS GURNEE
Name:	Thomas Gurnee
Title:	Chief Financial Officer

Date: February 11, 2010

3

EXHIBIT INDEX

Exhibit Number	Description

99.1	Exhibit 99.1 – Press Release of the Company, dated February 11, 2010, announcing fourth quarter results

4

Exhibit 99.1

XINYUAN REAL ESTATE CO., LTD. ANNOUNCES FOURTH QUARTER 2009

FINANCIAL RESULTS

BEIJING, China, February 11, 2010 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), a residential real estate developer with a focus on high growth, strategic Tier II cities in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2009.

Highlights for the Fourth Quarter 2009

•	Total revenues were US$189.1 million, 47.5% increase over US$128.2 million in the third quarter of 2009 and 210.9% increase over US$60.8 million for the same period of 2008.

•	Contract sales totaled US$239.7 million, 50.8% increase over US$159.0 million in the third quarter of 2009 and 376.5% increase over US$50.3 million for the fourth quarter of 2008.

•

Total gross floor area (“GFA”) sales were 239,900 square meters, 30.0% increase over 184,500 square meters in the third quarter of 2009 and 291.4% increase over 61,300 square meters for the same period of 2008.

•	Selling, General, and Administrative (“SG&A”) expenses as a percent of total revenue edged lower to 6.7% compared to 7.0% in the third quarter of 2009 and 15.3% for the fourth quarter of 2008.

•	Net income was US$25.4 million, 111.5% increase over US$12.0 million in the third quarter of 2009, and compared to a loss of US$77.5 million in the same period of 2008.

•

Diluted net income per share attributable to ordinary shareholders was US$0.16, equivalent to US$0.32 per American Depositary Share (“ADS”), compared to diluted net income per share of US$0.07, equivalent to US$0.14 per ADS in the third quarter of 2009, and a loss per share of US$0.51, equivalent to US$1.02 per ADS, in the fourth quarter of 2008.

•

Cash and cash equivalents, including restricted cash, decreased by US$106.5 million to US$198.0 million as of December 31, 2009 from US$304.5 million as of September 30, 2009. Short and long term debt decreased by US$81.1 million to US$251.9 million compared to US$333.0 million as of September 30, 2009.

•	Four new land parcels were acquired in the fourth quarter of 2009, as previously announced. These land parcels total 946,600,000 GFA square meters.

“We are pleased to report our best quarter in history with record GFA and contract sales, record revenue, and record operating income. Despite expectations of a seasonal softening of demand, our contract sales and revenue continued to accelerate in the fourth quarter. Strong contract sales growth was achieved as all of our major active projects realized increased average selling prices (“ASPs”) and GFA sales during the quarter. We were also able to report a significant improvement in our overall profitability. This strengthening of our financial performance has enabled us to generate significant cash flow from operations, which we have used to pay down debt and acquire new land.” said Mr. Yong Zhang, Xinyuan’s Chairman and Chief Executive Officer.

“We believe our current land holdings, which were enhanced by five parcels of land that we recently acquired, will serve us well as we build a pipeline for growth in 2010 and beyond. Xinyuan continues to seek attractive properties to further expand our business and to take advantage of the favorable housing demand in China. We believe our business model of fast asset turnover and our strategy of focusing on affordable developments targeting homeowners in Tier II cities align well with the newly issued government policies as well as urbanization and migration patterns in China. Xinyuan is well-positioned for growth over the near term and the long term.”

Financial Results for the Fourth Quarter

For the quarter ended December 31, 2009, the Company’s total revenue using the percentage of completion method was US$189.1 million compared to US$128.2 million in the quarter ended September 30, 2009 and US$60.8 million in the fourth quarter of 2008.

The Company’s GFA sales were 239,900 square meters in the fourth quarter of 2009 versus 184,500 square meters in the third quarter of 2009 and 61,300 square meters in the fourth quarter of 2008. Contract sales totaled US$239.7 million in the fourth quarter compared to US$159.0 million in the third quarter as the average selling price per square meter sold increased by 16.0% reaching Rmb6,826 (US$999) versus RMB5,886 (US$862) in the third quarter of 2009.

Breakdown of GFA Sales and ASP’s by Project

	Q4 2008		Q3 2009		Q4 2009		Unsold
	GFA	ASP	GFA	ASP	GFA	ASP	GFA
Project	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)	(Rmb)	(m2 000)
Chengdu Splendid	9.6	3,711	34.9	4,723	54.3	5,482	96.8
Henan Colorful Garden	13.2	6,100	33.4	6,411	17.0	6,571	46.9
Kunshan Intl City Garden	6.3	5,232	59.1	5,758	111.3	7,024	270.5
Shandong Intl City Garden	9.5	5,325	33.6	5,248	23.0	5,673	2.5
Suzhou Colorful Garden	8.0	7,009	11.7	8,384	10.1	9,445	1.5
Suzhou Intl City Garden	8.3	6,998	8.8	8,071	23.5	9,397	135.3
Others	6.3	5,697	3.1	7,002	0.7	-941	1.9

Total	61.2	5,713	184.6	5,886	239.9	6,826	555.4

Gross Profit

Gross profit for the fourth quarter of 2009 was US$41.2 million, or 21.8% of revenue, compared to gross profit of US$26.1 million, or 20.4% of revenue, in the third quarter of 2009 and a gross loss of US$75.8 million in the fourth quarter of 2008.

The Company revised total project cost and sales estimates for certain projects such that US$8.0 million of cumulative gross profit was recognized in the fourth quarter under the percentage of completion method due to a change in estimates. In the third quarter of 2009 a similar revision had a $6.6 million favorable impact on gross profit. The fourth quarter impact was primarily driven by two projects: Henan Colorful Garden and Kunshan International City Garden. Henan Colorful Garden recognized higher than expected ASPs in the fourth quarter and lower expected costs. This project was 96% complete as of December 31, 2009. Estimates for Kunshan International City Garden improved due to sharply higher ASPs and the positive impact of lower than expected bidding prices from our construction vendors. The project was 58% complete as of December 31, 2009.

Selling, General, and Administrative Expenses

SG&A expenses were US$12.6 million for the fourth quarter of 2009 compared to US$9.0 million for the third quarter of 2009 and US$9.3 million for the fourth quarter of 2008. As a percentage of total revenue, SG&A expenses declined to 6.7% compared to 7.0% in the third quarter of 2009 and 15.3% in the fourth quarter of 2008.

Advertising and promotion expenses increased by US$1.4 million, from US$2.6 million in the third quarter of 2009 to US$4.0 million in the fourth quarter as a 50% sequential increase in contract sales led to proportionally higher agency commissions. Additionally, the Company’s Chengdu project utilized external sales agents for the full quarter after changing from an entirely in-house sales function in September 2009.

Compensation costs increased by US$0.7 million compared to the third quarter of 2009 due to bonuses to operating personnel as their performance exceeded the Company’s targets. Stock-based compensation totaled US$0.8 million in the fourth quarter of 2009, equal to the previous quarter but down US$0.2 million from the fourth quarter of 2008. As of December 31, 2009, Company headcount totaled 422 employees, up from 384 as of September 30, 2009 as a new subsidiary was established in Xuzhou to develop a newly acquired land parcel. Headcount at December 31, 2008 was 645 employees.

Share of Income of Equity Investee

In the fourth quarter of 2009, the Company recognized book income of US$2.0 million from its 45% stake in Zhengzhou Jiantou Xinyuan Real Estate Co. Ltd (“Jiantou Xinyuan”) compared to a book loss of US$1.1 million in the third quarter of 2009 and a book loss of US$0.6 million in the fourth quarter of 2008. A third quarter book profit of $2.3 million was originally reported in our third quarter of 2009 earnings release. This $2.3 million book profit was subsequently revised to a book loss of $1.1 million in the third quarter financial statements furnished to the United States Securities and Exchange Commission as we recognized US$3.4 million as our share of a late payment penalty by our investee for a land parcel currently under planning. While the Company and Jiantou Xinyuan had been negotiating with the Zhengzhou land bureau for several months on proposed offsets to the penalty, Jiantou Xinyuan was formally notified in the fourth quarter of 2009 that the late payment penalty itself would not be waived and that offsets, if any, will be determined separately.

Change in Fair Value of Warrant Liabilities

A decrease in the Company’s ADS price from US$4.64 at September 30, 2009 to US$4.47 at December 31, 2009 led to a decrease in the fair value of outstanding warrants resulting in a non-cash increase of income of US$0.4 million in the fourth quarter of 2009.

Net Income

Net income for the fourth quarter of 2009 was US$25.4 million compared to US$12.0 million in the third quarter of 2009 and a loss of US$77.5 million for the same period in 2008. Diluted earnings per share for the fourth quarter of 2009 was US$0.16, equivalent to US$0.32 per ADS compared to US$0.07, equivalent to US$0.14 per ADS in the third quarter of 2009 and a loss of US$0.51 per share, equivalent to US$1.02 per ADS for the same period in 2008.

Financial Results for the Full Year 2009

For the year ended December 31, 2009, total revenues were US$449.0 million compared to US$356.6 million in 2008. GFA sales were 600,000 square meters versus 409,000 square meters in 2008. Contract sales totaled US$536.5 million compared to US$353.2 million in 2008.

Gross profit was US$89.2 million, or 19.9% of revenue, for fiscal year 2009 compared to a gross loss of US$0.3 million for fiscal year 2008. Gross profit for fiscal year 2008 was impacted by write-down of the Suzhou International City Garden project and the impact of revised estimates on the other projects.

SG&A expenses were US$33.7 million, or 7.5% of revenue, compared to US$45.9 million, or 12.9% of revenue, in 2008. The year-over-year decrease is attributable primarily to lower headcount and other cost reduction initiatives, which were partially offset by increased advertising and promotion expenses on new projects.

Net income was US$42.4 million for fiscal year 2009, versus a net loss of US$23.6 million for fiscal year 2008. Diluted earnings per share were US$0.26, equivalent to US$0.52 per ADS in fiscal year 2009 compared to a loss per share of US$0.16, equivalent to US$0.32 per ADS in 2008.

Balance Sheet

As of December 31, 2009, the Company reported US$198.0 million in cash and cash equivalents (including restricted cash) compared to US$304.5 million as of September 30, 2009. Total debt outstanding was US$251.9 million, a decrease of US$81.1 million compared to US$333.0 million at the end of the third quarter of 2009. Real estate property under development was US$560.6 million at fourth quarter end compared to US$495.8 million in the third quarter and US$623.2 million at the end of the fourth quarter of 2008. The sequential increase from the third quarter was primarily driven by $190.7 million of land acquisition payments made in the fourth quarter.

Update on Share Transfer of Jiantou Xinyuan Joint Venture

On September 30, 2009, the Company announced that its wholly owned subsidiary, Henan Xinyuan Real Estate Co., Ltd. (“Xinyuan China”), signed an agreement to acquire the remaining 55% equity interest in Jiantou Xinyuan it does not already own, making Xinyuan China the sole owner of Jiantou Xinyuan. Xinyuan China has submitted the required documents to the local State-owned Assets Supervision and Administration Commission (SASAC) for approval given that the other two parties of the joint venture are state-owned enterprises. The application for approval is still in the hands of SASAC which has sought several clarifications. The Company now expects to receive SASAC approval in the first quarter of 2010 followed by a customary 21-day auction process. In the fourth quarter, Jiantou Xinyuan declared a dividend of US$52.7 million, which Xinyuan recorded as an other receivable of US$23.7 million for its 45% share. As of December 31, 2009, Jiantou Xinyuan had three active projects with approximately 54,600 square meters unsold GFA and one project under planning with a GFA of approximately 198,000 square meters.

Land Acquisitions

The Company contracted to acquire four land parcels during the fourth quarter and one parcel in the third quarter. The total site area of these 5 land acquisitions is approximately 366,400 square meters with total expected buildable GFA of approximately 1,025,000 square meters.

Location	Acquisition Date	Site Area (m2)	Total GFA (m2)	Land Price
				Rmb M	US$M	Rmb/m2
Zhengzhou	2009-9-23	22,408	78,422	138.1	$20.2	1,761
Zhengzhou	2009-10-23	51,352	179,723	361.6	$52.9	2,012
Xuzhou	2009-10-27	46,782	93,554	212.5	$31.1	2,271
Jinan	2009-10-29	200,190	536,218	1,136.0	$166.3	2,119
Zhengzhou	2009-12-17	45,696	137,081	473.2	$69.3	3,452

Total		366,428	1,024,998	2,321.4	$339.8	11,615

Project Status

Below is a summary table of projects at that were active in 2009.

	GFA (m2 000’s)		Contract Sales (US$ millions)			Project Cost % Complete
Project	Total Project	Sold to date	Total Project	Sales to date	% Sold
Anhui Wang Jiang Garden	145.5	145.5	92.0	91.7	99.7%	100.0%
Chengdu Splendid I	230.9	134.1	189.4	95.0	50.2%	67.4%
Henan Colorful Garden	191.8	144.9	181.3	128.3	70.8%	96.4%
Henan Financial Square	67.2	66.1	50.4	48.9	97.0%	100.0%
Kunshan Intl City Garden	497.1	226.6	526.3	205.3	39.0%	57.5%
Shandong Elegant Scenery	100.2	100.2	76.2	76.2	100.0%	100.0%
Shandong Intl City Garden	264.4	261.9	208.9	207.3	99.2%	98.8%
Suzhou Colorful Garden	80.5	79.0	95.6	93.8	98.2%	99.5%
Suzhou Intl City Garden	205.2	69.8	278.1	83.9	30.2%	77.6%
Suzhou Lake Splendid	196.9	196.1	188.5	187.8	99.6%	99.6%

Total of projects active in 2009	1,979.7	1,424.2	1,886.7	1,218.2	64.6%	80.7%

As of December 31, 2009, the Company’s total sellable GFA was approximately 2,051,300 square meters including active projects, new acquisitions, and pre-revenue stage projects in Chengdu (219,500 m2) and Zhengzhou (251,300 m2) but excluding Jiantou Xinyuan’s land projects GFA of 252,600 m2. Below is a summary of all projects at Xinyuan that are in the planning stage:

Unsold GFA (m2 000)
Total active projects	555.4

Zhengzhou Longhai Road	251.4
Chengdu Splendid II	219.5
Zhengzhou 9/23/09 purchase	78.4
Zhengzhou 10/23/09 purchase	179.7
Xuzhou 10/27/09 purchase	93.6
Jinan 10/29/09 purchase	536.2
Zhengzhou 12/17/09 purchase	137.1

Total Xinyuan projects in planning	1,495.9

Total all Xinyuan projects	2,051.3

2010 Outlook

After an exceptionally strong fourth quarter of 2009 GFA sales are expected to experience a seasonal sequential decrease to between 110,000 and 120,000 square meters in the first quarter of 2010. Contract sales are expected to reach between US$120 million and US$130 million assuming current average selling prices are maintained.

First quarter 2010 revenue using the percentage of completion method is expected to total between US$95 million and US$105 million and net income is expected to be between US$8 million and US$10 million.

The Company believes that, between its currently active projects and executable new projects from its existing land holdings, contract sales will grow in excess of 40% in 2010 over 2009’s total of $536.5 million. While revenue under the percentage of completion method is expected to grow by a similar rate, net income growth is expected to be more pronounced. Further guidance for revenue and net income under the percentage of completion method will be given next quarter when construction schedules for recent land acquisitions are firmly established.

Percentage of Completion Accounting

Most of Xinyuan’s projects recognize revenue under the percentage of completion method. This requires the Company to re-evaluate its estimates of future revenues and costs on a quarterly basis project by project.

Cumulative revenue=Cumulative contract sales proceeds x Cumulative incurred cost

Total estimated project cost

Cumulative cost of sales=Cumulative contract sales x Cumulative incurred cost

Total estimated project revenue

Whenever Xinyuan makes changes to expected total project life profit margins, a “catch-up” adjustment must be made in the quarter of change to account for the difference between profits previously recognized using the previous profit margin estimate and the comparable profit using the new profit margin estimates. Further, if the updated profit margin indicates that the Company will have to sell units at a price less than its costs to develop them, it must recognize the full expected gross loss over the life of the project at that time regardless of whether the units have been sold. Additionally for such unprofitable projects the Company must also determine whether an impairment exists, and, if so, write down the cost to the fair value of the project which, in turn, may be less than the basis after recognizing the effect of future losses. In the fourth quarter of 2008, Suzhou ICG was the only such unprofitable project subject to recognition of total project gross loss and impairment reviews. Except as discussed above related to the Henan Colorful Garden and Kunshan International City Garden projects, there were no material changes in estimates in the fourth quarter of 2009. In the year ended 2009, there were no unprofitable projects that were subject to recognition of total project gross loss and impairment reviews.

Conference Call Information

Xinyuan’s management will host an earnings conference call on Feb 11, 2010 at 8:00 a.m. U.S. Eastern Time. Listeners may access the call by dialing 1-719-325-2312. A webcast will also be available through the Company’s investor relations website at http://www.xyre.com. Listeners may access the replay by dialing 1-719-457-0820, access code: 8055143.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan focuses on China’s Tier II cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Xinyuan has expanded its network to cover a total population of over 44.7 million people in seven strategically selected Tier II cities, comprising Hefei, Jinan, Kunshan, Suzhou, Zhengzhou, Xuzhou and Chengdu. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, the risk that: our financing costs are subject to changes in interest rates; our results of operations may fluctuate from period to period; the recognition of our real estate revenue and costs relies on our estimation of total project sales value and costs; we may be unable to acquire desired development sales at commercially reasonable costs; increases in the price of raw materials may increase our cost of sales and reduce our earnings; we are heavily dependent on the performance of the residential property market in China, which is at a relatively early development stage; PRC economic, political and social conditions as well as government policies can affect our business; the market price of our ADSs may be volatile, and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F (as amended) for the year ended December 31, 2008. All information provided in this press release is as of February 11, 2010. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

In China:

Mr. Tom Gurnee

Chief Financial Officer

Tel: +86 (10) 8588-9390

Email: tom.gurnee@xyre.com

Ms. Helen Zhang

Director of Investor Relations

Tel: +86 (10) 8588-9255

Email: yuan.z@xyre.com

In the United States:

Mr. Bill Zima

ICR, Inc.

Tel: +1 (203) 682-8200

Email: Bill.zima@icrinc.com

Ms. Kate Messmer

ICR, Inc.

Tel: +1 (203) 682-8338

Email: kate.messmer@icrinc.com

(Financial Tables on Following Pages)

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	December 31, 2009	September 30, 2009	December 31, 2008
Revenue	189,098	128,180	60,821

Cost of revenue	(147,866)	(102,095)	(136,646)

Gross profit/(loss)	41,232	26,085	(75,825)

Selling and distribution expenses	(5,291)	(3,044)	(2,321)
General and administrative expenses	(7,286)	(5,923)	(6,980)

Operating income/(loss)	28,655	17,118	(85,126)

Interest income	967	623	687

Share of income/(loss) in an equity investee	1,979	(1,099)	(644)

Exchange gains/ (losses)	22	30	(819)
Other expenses	—	(383)	—
Change in fair value of warrant liabilities	443	1,585	324

Income /(loss) from operations before income taxes	32,066	17,874	(85,578)

Income taxes	(6,660)	(5,862)	8,029

Net income/(loss)	25,406	12,012	(77,549)

Earnings /(loss) per share
Basic	0.17	0.08	(0.51)
Diluted	0.16	0.07	(0.51)

Shares used in computation
Basic	151,444	151,363	150,770
Diluted	161,074	160,982	150,770

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS—(Continued)

(All US$ amounts and number of shares data in thousands, except per share data)

	Twelve months ended
	December 31, 2009	December 31, 2008
Revenue	448,984	356,632

Cost of revenue	(359,739)	(356,981)

Gross profit/(loss)	89,245	(349)

Selling and distribution expenses	(11,443)	(13,578)
General and administrative expenses	(22,214)	(32,343)

Operating income/(loss)	55,588	(46,270)

Interest income	2,388	3,492
Share of income in an equity investee	4,402	9,843
Exchange gains	80	3,603
Other expense	(383)	—
Change in fair value of warrant liabilities	170	16,422

Income/(loss) from operations before income taxes	62,245	(12,910)

Income taxes	(19,825)	(10,730)

Net income/(loss)	42,420	(23,640)

Earnings/(loss) per share:
Basic	0.28	(0.16)
Diluted	0.26	(0.16)
Shares used in computation:
Basic	151,253	149,149
Diluted	160,871	149,149

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	December 31, 2009	September 30, 2009	December 31, 2008
	(unaudited)	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	157,800	218,008	135,659

Restricted cash	40,240	86,481	57,951

Accounts receivable	9,216	4,121	5,320
Other receivables	32,036	6,749	20,229
Other deposits and prepayments	25,322	38,077	28,989
Advances to suppliers	20,425	2,827	733
Real estate property development completed	1,307	326	328
Real estate property under development	560,591	390,199	520,496
Other current assets	2,420	2,573	8,308

Total current assets	849,357	749,361	778,013

Real estate property under development	—	105,601	102,707
Real estate properties held for lease, net	17,277	14,564	14,851
Property and equipment, net	4,703	4,892	5,255
Other long-term investment	242	242	242
Interests in an equity investee	868	22,587	20,157
Deferred tax asset	4,593	3,450	6,829
Other assets	4,743	5,547	8,112

TOTAL ASSETS	881,783	906,244	936,166

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS—(Continued)

(All US$ amounts and number of shares data in thousands)

	December 31, 2009	September 30, 2009	December 31, 2008
	(unaudited)	(unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	97,115	82,339	89,032
Short-term bank loans	87,339	165,231	168,967
Customer deposits	10,852	8,011	14,252
Income tax payable	11,224	6,856	6,263
Deferred tax liabilities	13,185	16,833	21,513
Other payables and accrued liabilities	33,507	23,215	20,114
Payroll and welfare payable	4,316	1,985	2,210
Warrant liabilities	—	443	—
Current portion of long-term debt	104,239	76,129	95,638

Total current liabilities	361,777	381,042	417,989

Non-Current Liabilities
Long-term bank loans	60,338	67,653	105,007
Warrant liabilities	—	—	170
Unrecognized tax benefits	12,757	12,979	12,745
Other long-term debt	—	23,953	—
TOTAL LIABILITIES	434,872	485,627	535,911

Shareholders’ equity
Common Shares	15	15	15
Additional paid-in capital	503,021	502,170	499,155
Accumulated deficit	(80,560)	(94,735)	(112,082)
Statutory reserves	24,435	13,167	13,167
TOTAL SHAREHOLDERS’ EQUITY	446,911	420,617	400,255

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	881,783	906,244	936,166